News Release

Brookfield Asset Management Announces
Additional Information Regarding its Three-for Two Stock Split

TORONTO, April 17, 2006 - Brookfield Asset Management Inc. (NYSE/ TSX: BAM) announced that its Class A Limited Voting Shares (“Class A Shares”) commenced trading on the Toronto Stock Exchange (“TSX”) at the start of business today, April 17, 2006, on an ex-dividend basis to reflect the three-for-two stock split announced on April 4, 2006. Brookfield will implement this stock split by issuing on or about April 27, 2006 stock dividends representing one additional Class A Share for every two Class A Shares held by shareholders of record at the close of business on April 19, 2006.

The Corporation’s Class A Shares listed on the New York Stock Exchange (“NYSE”) will commence trading ex-dividend in regard to this stock split on April 28, 2006, the day after the expected distribution of the stock dividend. Trading in the Class A Shares on NYSE from the start of business on April 17, 2006 to the end of business on April 27, 2006 will be on a “due-bill” basis, entitling holders to one additional Class A Share for every two Class A Shares held on the record date.

As previously announced, Brookfield’s renewed normal course issuer bid will commence on April 21, 2006. This bid provides for the purchase of up to 20,800,000 Class A Shares on a pre-split basis or 31,200,000 Class A Shares on a post-split basis, through the facilities of the TSX and the NYSE. The bid will expire on or before April 20, 2007 and all shares purchased under this bid will be cancelled.

Also as previously announced, Brookfield has increased the quarterly dividend payable on May 31, 2006 on its Class A Shares by 50% from US$0.16 per share to US$0.24 per share on a pre-split basis. On a post-split basis, the dividend per subdivided Class A Share will be US$0.16. This dividend will be paid to shareholders of record at the close of business on May 5, 2006.

Brookfield Asset Management Inc. is an asset management company. Focussed on property, power and infrastructure assets, the company has approximately $50 billion of assets under management and is co-listed on the New York and Toronto stock exchanges under the symbol BAM.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine C. Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com